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EXHIBIT 99.1

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

BRIAN F. KENNY APPOINTED PRESIDENT OF SMSP/FALCONBRIDGE
KONIAMBO JOINT VENTURE

        Toronto, Ontario, April 8, 2005 — Falconbridge Limited is pleased to announce the appointment of Brian F. Kenny as President of the Koniambo joint venture ferronickel project in New Caledonia. His appointment is effective May 1, 2005.

        Mr. Kenny will be responsible for the design, planning and development of the operation. He will establish and lead the senior management team and direct the development of strategies as well as short- and long-term activities for the operation.

        Mr. Kenny will eventually report to the Board of Directors of the Koniambo Joint Venture, which will be established by Falconbridge and the Société Minière du Sud Pacifique S.A. (SMSP). Until then, Mr. Kenny will report to Mr. Ian Pearce, Senior Vice-President of Projects and Engineering at Falconbridge.

        "We are pleased to welcome Brian to his new position," said Pearce. "He is a dynamic, result-oriented executive who brings a depth of experience that he will apply to one of the world's most exciting nickel projects."

        Previously, Mr. Kenny was President, Bechtel Canada Inc./Bechtel Quebec, and General Manager, Mining and Metals, Canada and U.S. (See below for more biographical information.)

        When in operation, the Koniambo Joint Venture will be one of the largest nickel producers in the world with initial production of 60,000 tonnes per year. In addition, future expansion could take advantage of the large resource base, which has an estimated life in excess of 50 years. (See below for more information.)

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Biographical Notes: Mr. Brian F. Kenny, President, Koniambo

        Brian F. Kenny, 57, assumes the role of President, Koniambo, effective May 1, 2005. Before accepting this position, he was President, Bechtel Canada Inc./Bechtel Quebec, and General Manager, Mining and Metals, Canada and U.S., from 2000. His achievements in this role include the completion of Alcan's $2.6 billion Alma project in 2002 and responsibility for Alcoa's $1.4 billion Fjardaal project, which will start up in 2007.

        From 1996-1999, he held successive positions at Asea Brown and Boveri Inc. (ABB), culminating in his role as Executive Vice President, Process Industries, Utilities and Products, Automotive Segment. Prior to this, he was managing Director North America at Met-Chem Canada Inc, a subsidiary of US Steel Corporation.

        Mr. Kenny holds a Master of Engineering from McGill University and a Bachelor of Engineering from the University College in Dublin.

        Note:    photograph of Brian F. Kenny is available at www.falconbridge.com/images/kenny.jpg.

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BACKGROUND: KONIAMBO PROJECT

        The Koniambo ferronickel project is located in the Northern Province of New Caledonia, near the provincial capital of Koné. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel. Together with additional inferred resources of 156 million tonnes at 2.2% nickel, Koniambo is one of the world's largest and highest grade nickel laterite deposits. At a 2.0% nickel cut-off grade, the deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

        In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S.A. (SMSP) and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex. By signing its joint-venture agreement with SMSP, Falconbridge became SMSP's approved industrial partner under the Bercy Accord, with titles to the Koniambo orebody held in escrow until the conditions of the Bercy Accord are met. Upon satisfaction of the conditions in the Bercy Accord, SMSP and Falconbridge are to receive a 51% and 49% interest, respectively, in the Project. The two conditions precedent are: 1) the completion of a positive technical study, and 2) firm orders of $100 million related to the project. These conditions must be met before the expiry of the Bercy Accord on January 1, 2006.

        The Bankable Feasibility Study (BFS) on the Koniambo was completed in the fourth quarter of 2004. The Company with its partner SMSP and the French government are focused on finalizing the financing structure for this project. Earliest start-up is targeted for 2009.

        Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.8%) and by other investors (41.2%).

CONTACT:
Denis Couture
Vice-President, Investor Relations,
Communications and Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.falconbridge.com

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EXHIBIT 99.1